May 6, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Kuhar
Angela Crane Martin James

Re:	Marvell Technology Group Ltd. Form 10-K for the Fiscal-Year ended January 31, 2009 Filed April 1, 2009 File No. 000-30877

Ladies and Gentlemen:

On behalf of Marvell Technology Group Ltd. (referred to herein as “we,” “us” and “our”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 20, 2009 relating to our Annual Report on Form 10-K for the year ended January 31, 2009 filed with the Commission on April 1, 2009 (the “2009 Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 2009 Form 10-K, as the case may be.

Form 10-K for the Fiscal-Year ended January 31, 2009

Item 7. Management’s Discussion and Analysis, page 42

Results of Operations, page 49

Net Revenue, page 49

1. We note that your discussion of the significant changes in revenues and costs and expenses does not quantify the specific reasons for material changes in the line items in the financial statements. In future filings, each significant factor that contributed to changes, including offsetting factors, should be separately quantified. Trends and uncertainties that may have a material impact upon revenues or operating results should also be discussed. In addition, in future filings separately describe and quantify the effects of changes in prices and volume of product offerings on your operating results. Refer to Item 303(A)(3) of Regulation S-K.

Response:

We advise the Staff that in our filings, we attempt to quantify the specific reasons for material changes in various areas in the financial statements. For example, within our operating expenses, we quantify several items that contributed to the changes in the respective period including offsetting factors as these are easily quantifiable. However, within our cost of sales discussion, many of the drivers are difficult to accurately quantify, such as the impact of yield improvements, product mix, or the impacts on cost of higher volumes, and thus we disclose these items but do not quantify them. We however note the Staff’s observations and in future filings, wherever possible, we will quantify the specific drivers of change within cost of sales. With respect to our discussion on net revenue, we will enhance our disclosure in future filings to quantify the effects of changes in prices and volumes of products sold wherever we can without putting ourselves at a competitive disadvantage.

Notes to Consolidated Financial Statements, page 84

2. We see that in December 2008 you instituted a stock option exchange program whereby employee stock options with exercise prices in excess of $12.00 could be exchanged for a specified number of restricted stock units or cash. We also see that you recorded stock-based compensation of approximately $5.1 million primarily related to the cash received in lieu of replacement restricted stock units. Please describe for us in greater detail how the stock-based compensation amount was calculated and the accounting for the exchange transaction. Refer to the guidance in SFAS 123R that supports your accounting.

Response:

We advise the Staff that the stock-based compensation expense impact of the stock option exchange program was calculated in accordance with paragraph 51 of SFAS 123R. In addition, we considered paragraph 56 of SFAS 123R where a cancellation of an award accompanied by the concurrent grant of a replacement award shall be accounted for as a modification of the terms of a cancelled award. In applying this guidance, on the date that the stock option exchange program offering period closed, we compared the fair value of the stock options tendered immediately before the modification with the fair value of the replacement restricted stock units. The fair value of the stock options cancelled were calculated using the Black-Scholes option pricing model while the fair value of the replacement restricted stock units was calculated by multiplying the number of restricted stock units by the closing price of our common stock on the date that the exchange offering period closed. Incremental stock-based compensation was then calculated as the excess, if any, of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. The incremental stock-based compensation expense will be recognized ratably over the vesting period of the restricted stock units issued, which was two or three years, depending on the vesting status of the cancelled award. In those instances where less than 150 restricted stock units were to be issued, cash was paid to the employee in lieu of issuing restricted stock units, the value of which was calculated by multiplying the number of restricted stock units times the closing price of our common stock on the date the stock option exchange program offering period closed. The remaining unamortized stock-based compensation related to those awards that were exchanged for cash totaled approximately $5.1 million and was recorded as stock-based compensation expense immediately since there were no additional vesting requirements on the awards.

Form 8-K filed March 5, 2009

3. We note that you present your non-GAAP measures in an adjusted income statement format. This format may be confusing to investors as it reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of goods sold, non-GAAP gross margin, non-GAAP research and development, non-GAAP selling and marketing, non-GAAP general and administrative, non-GAAP amortization and write-off of acquired intangible assets, non-GAAP restructuring, non-GAAP total operating expenses, non-GAAP operating income (loss), non-GAAP income (loss) before income taxes, non-GAAP basic net income (loss), and non-GAAP diluted net income (loss) per share which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide information to investors.

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To eliminate investor confusion, please remove the non-GAAP adjusted statement of operations from all future filings and instead disclose only those non-GAAP measures specifically used by management that you wish to highlight for investors, with the appropriate reconciliations.

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Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions related to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response:

In response to the Staff’s comments, we advise that, by presenting GAAP results along with a clear, consistent and detailed reconciliation to non-GAAP results, we are providing investors with information related to the results of our business in a form that is consistent with how management assesses our historical and projected results and how we manage our business internally. The charges and gains we exclude from our non-GAAP results are also excluded from our internally generated income statements when evaluating the performance of our business. The GAAP results, which include these charges, are reviewed and analyzed at the corporate level on a consolidated basis. When we report to management and the Audit Committee, we include GAAP results, non-GAAP results and a reconciliation of the two consistent with results we report externally. In addition, based on published reports, we believe that investors continue to use these non-GAAP measures, in addition to our GAAP results, as one important way to evaluate our financial results and performance and accordingly find value in the information.

In response to the Staff’s comments, in future filings, we will not provide non-GAAP financial information in a format that resembles a GAAP statement of operations in our Forms 8-K furnished under Item 2.02. In addition, we will only include those items in our GAAP to non-GAAP reconciliation that are consistently included in our earnings releases or earnings call prepared remarks. This will result in us excluding certain line items, including interest income/expense and tax expense/benefit. As a result, only those non-GAAP measures consistently used to internally manage the business and discussed with investors will be disclosed. In addition, we will continue to provide a discussion of the nature of each excluded item and why we believe that such measures provide useful information to investors.

Conclusion

In connection with responding to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brad Feller, VP-Corporate Controller at (408) 222-9826, James Laufman, General Counsel at (408) 222-8440 or the undersigned at (408) 222-8389 if you should have any further comments or questions concerning this matter.

Thank you for your assistance.

Very truly yours,

/s/ Clyde R. Hosein
Clyde R. Hosein
Chief Financial Officer
Marvell Technology Group Ltd.

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